VIA EDGAR
---------

July 29, 2008


Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549



     Re: Rogers Corporation
         Supplemental Response Letter dated June 20, 2008
         Relating to Annual Report on Form 10-K for the FYE December 30, 2007 File No. 1-4347


Dear Ms. Long:

     On behalf of Rogers Corporation (the "Company"), set forth below is the response of the Company to the letter dated July 15, 2008 (the "Comment Letter"), containing a comment of the Staff of the Securities and Exchange Commission to the Company's filing referenced above.

     For ease of reference, the Staff's comment included in the Comment Letter is set forth below followed by the Company's response.

Comment:

We have reviewed your response to our comment in our letter dated May 27, 2008. Please note that disclosure regarding the relief sought is required under Item 103 of Regulation S-K. Therefore, please include the information in your response in future filings. We would not object if you also included statements similar to those in the penultimate paragraph on page 3 of your response in your future disclosure.

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
July 29, 2008
Page 2


Response:

The Company acknowledges the Staff's comment and will make the requested disclosure with regard to pending cases in future filings that discuss asbestos litigation.

     Please telephone me at 860-774-9605, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have. In addition, please provide to us a copy of all future correspondence via facsimile at 860-779-5585.



                              Very truly yours,


                              /s/ Dennis M. Loughran
                              --------------------------------------------------
                              Dennis M. Loughran
                              Vice President Finance and Chief Financial Officer



cc:      Robert D. Wachob, President and Chief Executive Officer
         Robert M. Soffer, Vice President and Secretary
         Paul B. Middleton, Treasurer
         Debra J. Granger, Vice President, Corporate Compliance and Controls Ronald J. Pelletier, Manager, Financial Reporting
         Sean Lynch, Ernst & Young
         Andrew J. Merken, Esq., Burns & Levinson LLP